AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 27, 2003

REGISTRATION NO. 333-102225

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1 to

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

GOLDEN STAR RESOURCES LTD.

(Exact name of registrant as specified in its charter)

CANADA (State or other jurisdiction of incorporation or organization)	98-0101955 (I.R.S. Employer Identification No.)

10579 Bradford Road, Suite 103
Littleton, Colorado, 80127-4247
(303) 830-9000
(Address, including zip code, and telephone number,
including area code, of principal executive offices)

Allan J. Marter, Chief Financial Officer
Golden Star Resources Ltd.
10579 Bradford Road, Suite 103
Littleton, Colorado, 80127-4247
(303) 830-9000
(Name, address, including zip code, and
telephone number, including area code, of agent for service)

With Copies To
Deborah J. Friedman
Michelle H. Shepston
Davis Graham & Stubbs LLP
1550 Seventeenth Street, Suite 500
Denver, Colorado 80202
(303) 892-9400

     Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

     If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with a dividend or interest reinvestment plan, check the following box. ☒

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

Subject to Completion, dated January 27, 2003

PROSPECTUS

$75,000,000

GOLDEN STAR RESOURCES LTD.

Common Shares
Preferred Shares
Warrants
Convertible Debt Securities

4,300,000 Common Shares

     Golden Star Resources Ltd. (together with its subsidiaries, “Golden Star,” “we,” “us,” or “our company”) may offer and sell from time to time up to $75,000,000 of our common shares, without par value, preferred shares, without par value, warrants, or convertible debt securities in one or more transactions.

     The selling shareholders may sell up to 4,300,000 common shares acquired in a private placement in December 2002, which includes 860,000 common shares which may be issued upon exercise of common share purchase warrants sold in the private placement.

     This prospectus provides you with a general description of the securities that we or the selling shareholders may offer. The accompanying prospectus supplement sets forth specific information with regard to the particular securities being offered and may add, update or change information contained in this prospectus. You should read both this prospectus and the prospectus supplement, together with any additional information which is incorporated by reference into this prospectus. For additional information on the selling shareholders, the common shares and warrants owned by the selling shareholders and the methods of sale, you should refer to the sections entitled “Selling Shareholders” and “Plan of Distribution.”

     Our common shares are traded on the American Stock Exchange under the symbol “GSS,” the Toronto Stock Exchange under the symbol “GSC” and the Berlin Stock Exchange under the symbol “GS5.”

     References in this Prospectus to “$” are to United States dollars. Canadian dollars are indicated by the symbol “Cdn$”.

     This prospectus may not be used to offer and sell securities unless accompanied by the applicable prospectus supplement.

     The securities offered in this prospectus involve a high degree of risk. You should carefully consider the matters set forth in “Risk Factors” beginning on page 6 of this prospectus in determining whether to purchase our securities.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is __________________, 2002.

WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
STATEMENTS REGARDING FORWARD-LOOKING INFORMATION
OUR BUSINESS
RECENT DEVELOPMENTS
RISK FACTORS
USE OF PROCEEDS
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
DESCRIPTION OF COMMON SHARES
DESCRIPTION OF PREFERRED SHARES
DESCRIPTION OF WARRANTS
DESCRIPTION OF CONVERTIBLE DEBT SECURITIES
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE AMOUNTS
LIMITATION OF LIABILITY AND INDEMNIFICATION
LEGAL MATTERS
EXPERTS
SIGNATURES
EXHIBIT INDEX
EX-23.1 Consent of PricewaterhouseCoopers LLP
EX-23.2 Consent of Associated Mining Consultants

     You should rely only on information contained or incorporated by reference in this prospectus. Neither we nor the selling shareholders have authorized anyone to provide you with information different from that contained or incorporated in this prospectus.

     Neither we nor the selling shareholders are making an offer of these securities in any jurisdiction where the offering is not permitted.

     You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other the date on the front of this prospectus or the dates of the documents incorporated by reference.

WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and file annual, quarterly and periodic reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. The SEC maintains a web site (http://www.sec.gov) on which our reports, proxy statements and other information are made available. Such reports, proxy statements and other information may also be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

     We have filed with the SEC a Registration Statement on Form S-3, under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the securities offered by this prospectus. This prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. Reference is hereby made to the Registration Statement and the exhibits to the Registration Statement for further information with respect to our company and the securities.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to “incorporate by reference” our publicly filed reports into this prospectus, which means that information included in those reports is considered part of this prospectus. Information that we file with the SEC after the date of this prospectus will automatically update and supersede the information contained in this prospectus and in prior reports. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all of the securities offered pursuant to this prospectus have been sold.

     The following documents filed with the SEC are incorporated by reference in this prospectus:

1.	Our Annual Report on Form 10-K for the year ended December 31, 2001;

2.	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2002;

3.	Reports on Form 8-K/A filed on June 26, 2002, on Form 8-K filed on September 30, 2002, on Form 8-K/A filed on November 29, 2002, on Form 8-K filed on December 13, 2002, and on Form 8-K filed on January 23, 2003; and

4.	Our Registration Statement on Form 8-A, filed June 18, 2002, which contains a description of our capital stock.

     We will furnish without charge to you, on written or oral request, a copy of any or all of the above documents, other than exhibits to such documents which are not specifically incorporated by reference therein. You should direct any requests for documents to Investor Relations, Golden Star Resources Ltd., 10579 Bradford Road, Suite 103, Littleton, Colorado, 80127-4247, telephone (303) 830-9000.

     The information relating to us contained in this prospectus is not comprehensive and should be read together with the information contained in the incorporated documents. Descriptions contained in the incorporated documents as to the contents of any contract or other document may not contain all of the information which is of interest to you. You should refer to the copy of such contract or other document filed as an exhibit to our filings.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

     This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements, within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, with respect to our financial condition, results of operations, business, prospects, plans, objectives, goals, strategies, future events, capital expenditure, and exploration and development efforts. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “may,” “will,” and similar expressions identify forward-looking statements. Although we believe that our plans, intentions and expectations reflected in these forward-looking statements are reasonable, we cannot be certain that these plans, intentions or expectations will be achieved. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained or incorporated by reference in this prospectus.

     The following, in addition to the factors described in “Risk Factors” in the accompanying prospectus supplement, are among the factors that could cause actual results to differ materially from the forward-looking statements:

•	unexpected changes in business and economic conditions;

•	significant increases or decreases in gold prices;

•	timing and amount of production;

•	unanticipated grade changes;

•	unanticipated recovery or production problems;

•	mining and milling costs;

•	metallurgy, processing, access, availability of materials and equipment, transportation of supplies and water availability;

•	determination of reserves;

•	changes in project parameters;

•	costs and timing of development of new reserves;

•	results of current and future exploration activities;

•	results of pending and future feasibility studies;

•	joint venture relationships;

•	political or economic instability, either globally or in the countries in which we operate;

•	local and community impacts and issues;

•	timing of receipt of government approvals;

•	accidents and labor disputes;

•	environmental costs and risks;

•	competitive factors, including competition for property acquisitions; and

•	availability of capital at reasonable rates or at all.

     These factors are not intended to represent a complete list of the general or specific factors that may affect us. We may note additional factors elsewhere in this prospectus, in an accompanying prospectus supplement and in any documents incorporated by reference into this prospectus and the related prospectus supplement. We undertake no obligation to update forward-looking statements.

OUR BUSINESS

     We are an international gold mining and exploration company. Since 1999, we have sought to move from a primarily exploration focus in South America, to a primarily production and exploration focus in West Africa. We own 90% interests in two properties in Ghana, the Bogoso/Prestea open pit mine and related properties and the Wassa project. We operate the Bogoso/Prestea mine, with ore mined at the Prestea property being processed at the Bogoso processing plant. We also own a 45% managing interest in the currently inactive Prestea underground mine. We are conducting a feasibility study with a view to entering into production at the former Wassa mine, which was shut down by its former owner in 2001. In addition, through our 73% owned subsidiary, Guyanor Ressources S.A., we have interests in several gold exploration properties in French Guiana.

     In the second quarter of 2002, we sold our most significant exploration property in South America, the Gross Rosebel project located in Suriname, to Cambior Inc., our partner in the project. We still have a number of exploration properties and interests in South America, but we are not presently committing significant resources to the development of these properties.

     Our corporate headquarters are located at 10579 Bradford Road, Suite 103, Littleton, Colorado 80127 and our telephone number is (303) 830-9000.

RECENT DEVELOPMENTS

     On December 12, 2002, we completed a non-brokered private placement of 3.44 million units at a price of $1.25 per unit with gross proceeds of $4.3 million (approximately $4.25 million, net). Each unit consists of one common share and one-quarter of a warrant. Each whole warrant entitles the holder to the right, for a period of two years, to acquire one common share at an exercise price of $1.50. The purchasers in this private placement included current shareholders of Golden Star.

     We expect to use the proceeds from the private placement to make certain payments to the syndicate of banks from which we acquired the Bogoso property in Ghana in 1999, including settlement of a $2.0 million reserve acquisition payment and early settlement of a $5.0 million contingent payment which would be required a year after the commencement of ore treatment from a future sulfide project at Bogoso, and for general corporate purposes. The contingent payment obligation is subject to uncertainties regarding financing, implementation and start-up of a sulfide operation. We have reached an understanding on these payments with the International Finance Corporation, acting as representative of the syndicate, subject to the final approval of the syndicate and the IFC Board.

RISK FACTORS

     An investment in the securities involves a high degree of risk. You should consider the following discussion of risks in addition to the other information in this prospectus before purchasing any of the securities. In addition to historical information, the information in this prospectus contains “forward-looking” statements about our future business and performance. Our actual operating results and financial performance may be very different from what we expect as of the date of this prospectus. The risks below address some of the factors that may affect our future operating results and financial performance.

Financial Risks

Our business is substantially dependent on gold prices.

     The price of our common shares, our financial results and our exploration, development and mining activities have previously been, and may in the future be, significantly adversely affected by declines in the price of gold. The price of gold is volatile and is affected by numerous factors beyond our control such as the sale or purchase of gold by various central banks and financial institutions, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional demand, and the political and economic conditions of major gold-producing countries throughout the world. If gold prices were to decline significantly or for an extended period of time, we might be unable to continue our operations, develop our properties or fulfill our obligations under our agreements with our partners or under our permits and licenses. As a result, we could lose our interest in, or may be forced to sell, some of our properties.

     Furthermore, reserve calculations and life-of-mine plans using significantly lower gold prices could result in material write-downs of our investment in mining properties and increased amortization, reclamation and closure charges.

We have recently recorded substantial losses.

     We reported net losses of $20.6 million in 2001, $14.9 million in 2000, $24.4 million in 1999, $22.2 million in 1998, and $26.6 million in 1997. We were profitable in the first nine months of 2002 and continue to operate profitably. However, numerous factors, including declining gold prices, lower than expected ore grades or higher than expected operating costs, could cause us to become unprofitable. Any future operating losses may make financing our operations and our business strategy, or raising additional capital, difficult or impossible and may materially and adversely affect our operations.

Our obligations may strain our financial position and impede our business strategy.

     We have total debts and liabilities as of September 30, 2002 of $19.0 million, including approximately $3.5 million payable to financial institutions, $2.0 million due to the former shareholders of Bogoso Gold Limited (“BGL”), as well as $7.3 million in environmental rehabilitation liability and other payables. We expect that our liabilities will increase as a result of our corporate development activities. This indebtedness may have important consequences, including the following:

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, operating and exploration costs and other general corporate requirements;

•	requiring us to dedicate a significant portion of our cash flow from operations to make debt service payments, which would reduce our ability to fund working capital, capital expenditures, operating and exploration costs and other general corporate requirements;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry; and

•	placing us at a disadvantage when compared to our competitors that have less debt relative to their market capitalization.

Our estimates of mineralized material and reserves may be inaccurate.

     There are numerous uncertainties inherent in estimating proven and probable reserves and mineralized material, including many factors beyond our control. The estimation of mineralized material and reserves is a subjective process, and the accuracy of any such estimates are a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate, that reserves and other mineralization figures will be accurate, or that reserves or mineralization could be mined or processed profitably. In 1998, we had to revise estimates of mineralized material disclosed with respect to two of our projects.

     Fluctuation in gold prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of our reserves and other mineralization, or of our ability to extract these reserves or mineralization, could have a material adverse effect on our results of operations and financial condition.

We currently have limited liquidity and capital resources.

     We have limited liquidity and financial resources. Although at September 30, 2002 we held cash and short-term investments of approximately $19.8 million, the majority of this amount consists of proceeds from our July 2002 public offering. Our only internal source of funds is operational cash flows from Bogoso/Prestea. The anticipated continuing exploration and development of our properties will require significant expenditures over the next several years. We expect that these expenditures will exceed revenues and free cash flows generated by Bogoso/Prestea during that period, and therefore we will be required to use our excess cash and may in the future require outside capital. Low gold prices during the five years prior to 2002 adversely affected our ability to obtain financing, and recurring low gold prices could have similar effects in the future. We cannot assure you that in the future we will be able to obtain adequate financing on acceptable terms. If we are unable to obtain additional financing, we may need to delay or indefinitely postpone further exploration and development of our properties, and as a result, we could lose our interest in, or may be forced to sell, some of our properties.

     The loss of any of our interests in exploration and mining properties could give rise to write-offs of any capitalized costs, and this would negatively impact our results of operations. The impact would also be shown in reduction of assets on our balance sheet, which in turn could impair our ability to raise additional funds.

Implementation of a hedging program might be unsuccessful and incur losses.

     We are constantly reviewing whether or not, in light of the potential for gold prices to fall, it would be appropriate to establish a hedging or downside price protection program against the production of gold to protect against such decreases. To date, we have not decided to implement such a program, although we have purchased and expect to continue to purchase puts from time to time, which give us the right to sell gold in the future at a fixed price. The implementation of any hedging program may not, however, protect adequately against declines in the price of gold.

     In addition, although a hedging program may protect us from a decline in the price of gold, it may also prevent us from benefiting fully from price increases. For example, as part of a hedging program, we may be obligated to sell gold at a price lower than the then-current market price. Finally, if unsuccessful, the costs of any hedging program may further deplete our financial resources.

We are subject to fluctuations in currency exchange rates, which could materially adversely affect our financial position.

     Our revenues are in United States dollars, and we maintain most of our working capital in United States dollars or United States dollar-denominated securities. We convert funds to foreign currencies as payment obligations become due. A significant portion of the operating costs at Bogoso/Prestea is based on the Ghanaian currency, the Cedi. BGL is required to convert only 20% of the foreign exchange proceeds that BGL receives from selling gold into Cedis, but the Government of Ghana could require BGL to convert a higher percentage of such sales proceeds into Cedis in the future. In addition, we currently have future obligations that are payable in Euros, and receivables collectible in Euros. Accordingly, we are subject to fluctuations in the rates of currency exchange between the United States dollar and these currencies, and such fluctuations may materially affect our financial position and results of operations. We currently do not hedge against currency exchange risks.

Operational Risks

The technology, capital costs and cost of production of sulfide reserves and mineralized material at Bogoso/Prestea are still subject to a number of uncertainties, including funding uncertainties.

     Based upon the completion of our sulfide mining feasibility study for the Bogoso property in 2001 and its subsequent review by a qualified, independent mineral reserves consultant, the sulfide material on the Bogoso property and on various portions of the Prestea properties has been included in our proven and probable reserves as at December 31, 2001 and constitutes approximately 40% of our reserves. While the sulfide feasibility study indicates that sulfide reserves can be profitably mined and processed at gold prices at or above $275 per ounce, the cost to retrofit the Bogoso mill to process sulfide ore would require a minimum of $20 million of new capital. We cannot assure you that we will have access to capital, whether from internal or external sources, in the required amounts or on acceptable terms. While the processing technology envisioned in the feasibility study has been successfully utilized at other mines, we cannot assure you, in spite of our testing, engineering and analysis, that the technology will perform successfully at commercial production levels on the Bogoso/Prestea ores. We do not currently anticipate start-up of sulfide processing operations prior to 2007, after currently known oxide and non-refractory ores are exhausted.

Declining gold prices could reduce our estimates of reserves and mineralized material and could result in delays in development until we can make new estimates and determine new potential economic development options under the lower gold price assumptions.

     In addition to adversely affecting our reserve estimates and our financial condition, declining gold prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to the project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

We are subject to a number of operational hazards that can delay production or result in liability to us.

     Our activities are subject to a number of risks and hazards including:

•	environmental hazards;

•	discharge of pollutants or hazardous chemicals;

•	industrial accidents;

•	labor disputes;

•	supply problems and delays;

•	unusual or unexpected geological or operating conditions;

•	slope failures;

•	cave-ins of underground workings;

•	failure of pit walls or dams;

•	fire;

•	changes in the regulatory environment; and

•	natural phenomena such as inclement weather conditions, floods and earthquakes.

     These or other occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, delayed production, monetary losses and possible legal liability. We may incur liability as a result of pollution and other casualties. Satisfying such liabilities may be very costly and could have a material adverse effect on our financial position and results of operations.

Our mining operations are subject to numerous environmental laws and regulations that can adversely affect operating and development costs.

     We cannot assure you that compliance with existing regulations governing the discharge of materials into the environment, or otherwise relating to environmental protection, in the jurisdictions where we have projects will not have a material adverse effect on our exploration activities, results of operations or competitive position. New or expanded regulations, if adopted, could affect the exploration or development of our projects or otherwise have a material adverse effect on our operations.

     As a result of the foregoing risks, project expenditures, production quantities and rates and cash operating costs, among other things, may be materially and adversely affected and may differ materially from anticipated expenditures, production quantities and rates, and costs. In addition, estimated production dates may be delayed materially. Any such events could materially and adversely affect our business, financial condition, results of operations and cash flows.

The development and operation of our mining projects involve numerous uncertainties.

     Mine development projects, including our planned projects, typically require a number of years and significant expenditures during the development phase before production is possible.

     Development projects are subject to the completion of successful feasibility studies, issuance of necessary governmental permits and receipt of adequate financing. The economic feasibility of development projects is based on many factors such as:

•	estimation of reserves;

•	anticipated metallurgical recoveries;

•	future gold prices; and

•	anticipated capital and operating costs of such projects.

     Our mine development projects may have limited relevant operating history upon which to base estimates of future operating costs and capital requirements. Estimates of proven and probable reserves and operating costs determined in feasibility studies are based on geologic and engineering analyses.

     Any of the following events, among others, could affect the profitability or economic feasibility of a project:

•	unanticipated changes in grade and tonnage of ore to be mined and processed;

•	unanticipated adverse geotechnical conditions;

•	incorrect data on which engineering assumptions are made;

•	costs of constructing and operating a mine in a specific environment;

•	availability and cost of processing and refining facilities;

•	availability of economic sources of power;

•	adequacy of water supply;

•	adequate access to the site;

•	unanticipated transportation costs;

•	government regulations (including regulations relating to prices, royalties, duties, taxes, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands);

•	fluctuations in gold prices; and

•	accidents, labor actions and force majeure events.

     Adverse effects on the operations or further development of a project may also adversely affect our business, financial condition, results of operations and cash flow.

We need to continually obtain additional reserves for gold production.

     Because mines have limited lives based on proven and probable reserves, we must continually replace and expand our reserves as our mines produce gold. We currently estimate that Bogoso/Prestea has approximately ten years of mine life remaining without the development of additional reserves, but our estimates may not be correct. Our ability to maintain or increase our annual production of gold will be dependent in significant part on our ability to bring new mines into production and to expand existing mines.

Gold exploration is highly speculative, involves substantial expenditures, and is frequently non-productive.

     Gold exploration involves a high degree of risk and exploration projects are frequently unsuccessful. Few prospects that are explored end up being ultimately developed into producing mines. To the extent that we continue to be involved in gold exploration, the long-term success of our operations will be related to the cost and success of our exploration programs. We cannot assure you that our gold exploration efforts will be successful. The risks associated with gold exploration are:

•	the identification of potential gold mineralization based on superficial analysis

•	the quality of our management and our geological and technical expertise, and

•	the capital available for exploration and development.

     Substantial expenditures are required to determine if a project has economically minable mineralization. It may take several years to establish proven and probable reserves and to develop and construct mining and processing facilities. As a result of these uncertainties, we cannot assure you that current and future exploration programs will result in the discovery of reserves, the expansion of our existing reserves and the development of mines.

We face competition from other mining companies in connection with the acquisition of properties.

     We face strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities. As a result of this competition, we may be unable to maintain or acquire attractive mining properties on terms we consider acceptable or at all. Consequently, our revenues, operations and financial condition could be materially adversely affected.

Title to our mineral properties may be challenged.

     Our policy is to seek to confirm the validity of our rights to title to, or contract rights with respect to, each mineral property in which we have a material interest. However, we cannot guarantee that title to our properties will not be challenged. Title insurance generally is not available, and our ability to ensure that we have obtained secure claim to individual mineral properties or mining concessions may be severely constrained. We have not conducted surveys of all of the claims in which we hold direct or indirect interests and, therefore, the precise area and location of these claims may be in doubt. Accordingly, our mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. In addition, we may be unable to operate our properties as permitted or to enforce our rights with respect to our properties.

We depend on the services of key executives.

     We are dependent on the services of key executives including our President and Chief Executive Officer and a small number of highly skilled and experienced executives and personnel. Due to the relatively small size of our company, the loss of these persons or our inability to attract and retain additional highly skilled employees may adversely affect the exploration and development of our properties, which could have a material adverse effect on our business and future operations.

Our insurance coverage may be insufficient.

     Our business is subject to a number of risks and hazards generally, including:

•	adverse environmental conditions;

•	industrial accidents;

•	labor disputes;

•	unusual or unexpected geological conditions;

•	ground or slope failures;

•	cave-ins;

•	changes in the regulatory environment; and

•	natural phenomena such as inclement weather conditions, floods and earthquakes.

     Such occurrences could result in:

•	damage to mineral properties or production facilities;

•	personal injury or death;

•	environmental damage to our properties or the properties of others;

•	delays in mining;

•	monetary losses; and

•	possible legal liability.

     Although we maintain insurance in amounts that we believe to be reasonable, our insurance will not cover all the potential risks associated with our business. We may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. We might also become subject to liability for pollution or other hazards which we cannot insure against or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our financial performance and results of operations.

Governmental Risks

As a holding company, limitations on the ability of our operating subsidiaries to make distributions to us could adversely affect the funding of our operations.

     We are a holding company that conducts operations through foreign (principally African) subsidiaries and joint ventures, and substantially all of our assets consist of equity in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict our ability to fund our operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on our valuation and stock price.

We are subject to changes in the regulatory environment in Ghana.

     Our mining operations and exploration activities in Ghana are subject to extensive regulation governing various matters, including:

•	licensing	•	development
•	production	•	exports
•	taxes	•	imports
•	water disposal	•	labor standards
•	toxic substances	•	occupational health and safety
•	mine safety	•	environmental protections

     Compliance with these regulations increases the costs of the following:

•	planning	•	developing
•	designing	•	constructing
•	drilling	•	mine and other facilities closure
•	operating

     We believe that we are in substantial compliance with current laws and regulations in Ghana. However, these laws and regulations are subject to frequent change. For example, the Ghanaian government has adopted new, more stringent environmental regulations. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation or interpretation of these laws and regulations could have a material adverse impact on us, cause a reduction in levels of production and delay or prevent the development or expansion of our properties in Ghana.

     Government regulations limit the proceeds from gold sales that may be withdrawn from Ghana. Changes in regulations that increase these restrictions could have a material adverse impact on us as Bogoso/Prestea is our principal source of internally generated cash.

The Government of Ghana has the right to participate in the ownership and control of BGL, Wassa and the Prestea underground joint venture.

     The Ghanaian government currently has a 10% carried interest in BGL, the Prestea underground joint venture and the entity that owns the Wassa property. The Ghanaian government also has or will have the right to acquire up to an additional 20% equity interest in BGL and the Wassa entity for a price to be determined by agreement or arbitration. We cannot assure you that the government will not seek to acquire additional equity interests in our Ghanaian operations, or as to the purchase price that the Government of Ghana would pay for any additional equity interest. A reduction in our equity interest could reduce our income or cash flows from Bogoso/Prestea and amounts available to us for reinvestment.

We are subject to risks relating to exploration, development and operations in foreign countries.

     Certain laws, regulations and statutory provisions in certain countries in which we have mineral rights could, as they are currently written, have a material negative impact on our ability to develop or operate a commercial mine. For countries where we have exploration or development stage projects we intend to negotiate mineral agreements with the governments of these countries and seek variances or otherwise be exempted from the provisions of these laws, regulations and/or statutory provisions. We cannot assure you, however, that we will be successful in obtaining mineral agreements or variances or exemptions on commercially acceptable terms.

     Our assets and operations are affected by various political and economic uncertainties, including:

•	the risks of war or civil unrest;

•	expropriation and nationalization;

•	renegotiation or nullification of existing concessions, licenses, permits, and contracts;

•	illegal mining;

•	changes in taxation policies;

•	restrictions on foreign exchange and repatriation; and

•	changing political conditions, currency controls and governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Illegal mining occurs on our properties, is difficult to control, can disrupt our business and expose us to liability.

     In French Guiana and Ghana, artisanal miners have been illegally working on our properties despite the fact that we have hired security personnel to protect our properties. The presence of illegal miners could lead to project delays and disputes regarding the development or operation of commercial gold deposits. The work performed by the illegal miners could cause environmental damage or other damage to our properties, or personal injury or death for which we could potentially be held responsible.

Market Risks

The market price of our common shares may experience volatility and could decline significantly.

     Our common shares are listed on the American Stock Exchange, the Toronto Stock Exchange and the Berlin Stock Exchange. Securities of micro- and small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. Our share price is also likely to be significantly affected by short-term changes in gold prices or in our financial condition or results of operations as reflected in our quarterly earnings reports. Other factors unrelated to our performance that may have an effect on the price of our common shares include the following:

•	the extent of analytical coverage available to investors concerning our business may be limited if investment banks with research capabilities do not continue to follow our securities;

•	the limited trading volume and general market interest in our securities may affect an investor’s ability to trade significant numbers of common shares;

•	the relatively small size of the public float will limit the ability of some institutions to invest in our securities;

•	under certain circumstances, our common shares could be classified as “penny stock” under applicable SEC rules; in that event, broker-dealers in the United States executing trades in our common shares would be subject to substantial administrative and procedural restrictions which could limit broker interest in involvement in our common shares; and

•	a substantial decline in our stock price that persists for a significant period of time could cause our securities to be delisted from the American Stock Exchange, the Toronto Stock Exchange and the Berlin Stock Exchange, further reducing market liquidity.

     As a result of any of these factors, the market price of our common shares at any given point in time may not accurately reflect our long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

You may have difficulty or be unable to enforce certain civil liabilities on us, certain of our directors and our experts.

     We are a Canadian corporation. Substantially all of our assets are located outside of Canada and the United States, and our head office is located in the United States. Additionally, a number of our directors and the experts named in this prospectus are residents of Canada. Although we have appointed Koffman Kalef, Suite 1900, 885 West Georgia Street, Vancouver, British Columbia and Field Atkinson Perraton LLP, 1900, 350 – 7th Avenue S.W., Calgary, Alberta as our agents for service of process in the Provinces of British Columbia and Alberta respectively, it may not be possible for investors to collect judgments obtained in Canadian courts predicated on the civil liability provisions of securities legislation. It may also be difficult for you to effect service of process in connection with any action brought in the United States upon such directors and experts. Execution by United States courts of any judgment obtained against us, any of the directors, executive officers or experts named in this prospectus in United States courts would be limited to the assets of Golden Star Resources Ltd. or the assets of such persons or corporations, as the case may be, in the United States. The enforceability in Canada of United States judgments or liabilities in original actions in Canadian courts predicated solely upon the civil liability provisions of the federal securities laws of the United States is doubtful.

We do not anticipate paying dividends in the foreseeable future.

     We anticipate that we will retain all future earnings and other cash resources for the future operation and development of our business. We do not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of our board of directors after taking into account many factors, including our operating results, financial condition, and current and anticipated cash needs.

Future sales of our common shares by our existing shareholders could decrease the trading price of the common shares.

     Sales of a large number of our common shares in the public markets, or the potential for such sales, could decrease the trading price of our common shares and could impair our ability to raise capital through future sales of our common shares. We completed placements of units in January and December 2002 at prices significantly less than the current market price of our common shares. Accordingly, a significant number of our shareholders have an investment profit in our securities that they may seek to liquidate. Substantially all of our common shares not held by affiliates can be resold without material restriction either in the United States, in Canada, or both.

The existence of outstanding rights to purchase common shares may impair our ability to raise capital.

     As of December 23, 2002, approximately 20,291,277 common shares are issuable on exercise of warrants, option or other rights to purchase common shares at prices ranging from Cdn$0.60 to $1.75. During the life of the warrants, options and other rights, the holders are given an opportunity to profit from a rise in the market price of our common shares with a resulting dilution in the interest of the other shareholders. Our ability to obtain additional financing during the period such rights are outstanding may be adversely affected, and the existence of the rights may have an adverse effect on the price of our common shares. The holders of the warrants, options and other rights can be expected to exercise them at a time when we would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favorable than those provided by the outstanding rights.

USE OF PROCEEDS

     Unless otherwise indicated in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities offered under this prospectus for the development of our mining properties in Ghana, acquisition and development of additional properties or interests, working capital and general corporate purposes. Pending the application of the net proceeds, we expect to invest the proceeds in treasury bills, investment-grade, interest-bearing instruments, or other securities.

     We do not expect to receive any proceeds from the sale of common shares by the selling shareholders.

SELLING SHAREHOLDERS

     This prospectus relates also to the sale of up to 4,300,000 common shares by the selling shareholders named in the table below. The common shares were issued to the selling shareholders or are issuable to them upon exercise of warrants. The 3,440,000 common shares and 860,000 warrants were acquired in a private placement completed on December 12, 2002. Each warrant is exercisable for one common share at an exercise price of $1.50 per share, subject to adjustment, and expires on December 12, 2004. We are registering the common shares in order to permit the selling shareholders to offer the shares for resale from time to time.

     The following table lists the selling shareholders and the maximum number of common shares that each may sell under this prospectus. This information has been provided by the selling shareholders and is current as of December 23, 2002.

     The information provided in the following table regarding common shares being offered and owned after the offering assumes that each selling shareholder will sell all of the common shares acquired in the December 2002 private placement, including common shares issuable upon exercise of warrants acquired in the December 2002 private placement. Each selling shareholder may sell, transfer or otherwise dispose of, at any time or from time to time, all or a portion of its common shares in transactions exempt from the registration requirements of the Securities Act. Each selling shareholder may sell none, all or some portion of the common shares which it is eligible to sell under this prospectus. The number and percentage of common shares beneficially owned by each selling shareholder after an offering of its common shares may differ substantially from the information presented.

	Common Shares		Common		Common Shares
	Owned Before Offering		Shares		Owned After Offering
Name of Selling			Underlying	Common Shares
Shareholder	Shares(1)	Percent(1)(2)	Warrants(3)	Being Offered(4)	Shares(5)	Percent(2)(5)

Vertical Ventures Investments, LLC	500,000	*	100,000	500,000	0	*

Van Eck International Investors Gold Fund	1,942,500	2.21%	83,500	417,500	1,525,000	1.74%

Van Eck Worldwide Hard Assets Fund	450,000	*	90,000	450,000	0	*

Van Eck Global Hard Assets Fund	210,000	*	42,000	210,000	0	*

Van Eck Hard Assets Fund LP	80,000	*	16,000	80,000	0	*

Van Eck Hard Assets Portfolio, Ltd.	20,000	*	4,000	20,000	0	*

	Common Shares		Common		Common Shares
	Owned Before Offering		Shares		Owned After Offering
Name of Selling			Underlying	Common Shares
Shareholder	Shares(1)	Percent(1)(2)	Warrants(3)	Being Offered(4)	Shares(5)	Percent(2)(5)

Lockheed Martin Retirement	922,500	1.06%	24,500	122,500	800,000	*

The Prudent Bear Fund	3,512,500	4.00%	250,000	1,250,000	2,262,500	2.58%

Tocqueville Gold Fund	4,098,600	4.62%	250,000	1,250,000	2,848,600	3.22%

*	Less than 1%.

(1)	Includes common shares that would be owned by each selling shareholder if all warrants owned by it were exercised for common shares.

(2)	Calculated based on 87,400,702 common shares outstanding as of December 23, 2002.

(3)	Includes common shares for which the warrants acquired by the selling shareholders in the December 2002 private placement are exercisable, each whole warrant being exercisable for one common share at an initial exercise price of $1.50 per share and expiring on December 12, 2004. These common shares are included in the number and percentage of common shares owned before the offering. See footnote 1 above.

(4)	The common shares being offered are the 3,440,000 common shares acquired by the selling shareholders in the December 2002 private placement and the common shares to be acquired upon exercise of the 860,000 warrants acquired by the selling shareholders in the December 2002 private placement.

(5)	Assumes that each selling shareholder will sell all of its common shares being offered. In fact, each selling shareholder may sell none, all or some portion of its common shares being offered.

     All expenses incurred with respect to the registration of the common shares owned by the selling shareholders will be borne by us, but we will not be obligated to pay any underwriting fees, discounts, or commissions in connection with the registration.

PLAN OF DISTRIBUTION

     We and the selling shareholders may offer the securities directly to one or more purchasers, through agents, or through underwriters or dealers designated from time to time. For these purposes, “selling shareholders” includes donees, pledgees, transferees or other successors in interest of a selling shareholder, pursuant to a gift, distribution, or other transfer not constituting a sale. We and the selling shareholders may distribute the securities from time to time in one or more transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the times of sale, at prices related to these prevailing market prices or at negotiated prices. We and the selling shareholders may offer securities in the same offering, or we and one or more selling shareholders may offer securities in separate offerings. The applicable prospectus supplement will describe the terms of the offering of the securities, including:

•	the offeror(s) of the securities;

•	the terms of the securities to which the prospectus supplement relates;

•	the name or names of any underwriters;

•	the purchase price of the securities and the proceeds to be received from the sale;

•	any underwriting discounts and other items constituting underwriters’ compensation; and

•	any discounts or concessions allowed or reallowed or paid to dealers.

     In connection with the sale of securities, underwriters or agents may receive compensation from us, from the selling shareholders or from purchasers in the form of discounts, concessions or commissions. The underwriters may sell offered securities to or through dealers, who may also receive compensation from purchasers of the offered securities for whom they may act as agents. The selling shareholders and any underwriters, agents and dealers participating in the distribution of the securities may be deemed to be underwriters within the meaning of the Securities Act, and any discounts or commissions received by them from us or the selling shareholders and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act.

     If so indicated in the prospectus supplement, we and the selling shareholders will authorize underwriters or other persons acting as agents to solicit offers by certain institutional investors to purchase securities from us and the selling shareholders, as applicable, pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but shall in all cases be subject to the approval of Golden Star. The obligations of the purchaser under any such contract will not be subject to any conditions except those set forth in the prospectus supplement.

     We and the selling shareholders may provide agents and underwriters with indemnification against certain civil liabilities related to the selling of the securities, including liabilities under the Securities Act, or contribution with respect to payments that the agents or underwriters may make with respect to such liabilities. Agents and underwriters or their associates may engage in transactions with, or perform services for, us in the ordinary course of business.

     In connection with distributions of their common shares or otherwise, the selling shareholders may enter into hedging transactions with brokers, dealers or other financial institutions. In connection with any hedging transactions, brokers, dealers or other financial institutions may engage in short sales of our common shares in the course of hedging the positions they assume with the selling shareholders. To the extent permitted by applicable law, the selling shareholders also may sell these shares short and redeliver the shares to close out such short positions.

     We have agreed to pay all of the expenses incident to the registration of the shares registered on behalf of the selling shareholders, other than discounts and selling concessions or commissions, if any. We have agreed to indemnify the selling shareholders against certain liabilities, including liabilities arising under the Securities Act.

     Except as indicated in the applicable prospectus supplement, the securities are not expected to be listed on any securities exchange or market, except that we expect to list the common shares on the Toronto Stock Exchange and the American Stock Exchange. All debt securities, preferred stock and warrants offered will be new issue securities with no established trading market. Any underwriters to whom we sell the debt securities, preferred stock and warrants for public offering and sale may make a market in such debt securities, preferred stock and warrants, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or the trading markets for any debt securities, preferred stock or warrants.

     The selling shareholders are acting independently of us in making decisions with respect to the timing, price, manner and size of each sale. We have not engaged any broker, dealer or agent in connection with the distribution of these shares. There is no assurance, therefore, that the selling shareholders will sell any or all of their common shares. In connection with the offer and sale of the shares, we have agreed to make available to the selling shareholders copies of this prospectus and any applicable prospectus supplement and have informed the selling shareholders of the need to deliver copies of this prospectus and any applicable prospectus supplement to purchasers at or prior to the time of any sale of the shares covered by this prospectus.

     The common shares of the selling shareholders which are covered by this prospectus may qualify for sale pursuant to Section 4(1) of the Securities Act or Rule 144 promulgated thereunder, and may be sold pursuant to such provisions rather than pursuant to this prospectus.

DESCRIPTION OF COMMON SHARES

     We are authorized to issue an unlimited number of common shares, without par value. As of December 23, 2002, there were 87,400,702 common shares outstanding.

Dividend Rights

     Holders of our common shares may receive dividends when, as and if declared by our board on the common shares, subject to the preferential dividend rights of any other classes or series of shares of our company. In no event may a dividend be declared or paid on the common shares if payment of the dividend would cause the realizable value of our company’s assets to be less than the aggregate of its liabilities and the amount required to redeem all of the shares having redemption or retraction rights, which are then outstanding.

Voting and Other Rights

     Holders of our common shares are entitled to one vote per share, and in general, all matters will be determined by a majority of votes cast.

Election of Directors

     All of the directors resign before each annual meeting of shareholders and are eligible for reelection. Directors are elected by a majority of votes cast.

Liquidation

     In the event of any liquidation, dissolution or winding up of Golden Star, holders of the common shares have the right to a ratable portion of the assets remaining after payment of liabilities and liquidation preferences of any preferred shares or other securities that may then be outstanding.

Redemption

     Golden Star common shares are not redeemable or convertible.

Rights Agreement

     Rights to purchase our common shares have been issued to holders of our common shares under a rights agreement between us and CIBC Mellon Trust Company. One right is attached to each common share. If the rights become exercisable following the occurrence of certain specified events, each right will entitle the holder, within certain limitations, to purchase one common share for Cdn$200, subject to adjustment. In certain events (including when a person or group becomes the beneficial owner of 20% or more of any class of our voting shares without complying with the “permitted bid” provisions of the rights agreement or without the approval of our board of directors), exercise of the rights would entitle the holders of the rights (other than the acquiring person or group) to acquire our common shares, or other securities or assets, with a market value equal to twice the rights purchase price. Accordingly, exercise of the rights may cause substantial dilution to a person who attempts to acquire us. The rights, which expire on June 30, 2004 (unless extended as provided in the rights agreement), may be redeemed at a price of Cdn$0.00001 per right at any time until a person or group has acquired 20% of our common shares, except as otherwise provided in the rights agreement. The rights agreement may have certain antitakeover effects.

Other Provisions

     All outstanding common shares are, and the common shares offered by this prospectus or obtainable on exercise or conversion of other securities offered hereby, if issued in the manner described in this prospectus and the applicable prospectus supplement, will be fully paid and non-assessable.

     You should read the prospectus supplement relating to any offering of common shares, or of securities convertible, exchangeable or exercisable for common shares, for the terms of the offering, including the number of common shares offered, any initial offering price and market prices relating to the common shares.

     This section is a summary and may not describe every aspect of our common shares that may be important to you. We urge you to read our Articles of Arrangement and our bylaws, because they, and not this description, define your rights as a holder of our common shares. See “Where You Can Find More Information” for information on how to obtain copies of these documents.

     CIBC Mellon Trust Company, The Oceanic Plaza, 1066 West Hastings Street, Suite 1600, Vancouver, BC V6E 3X1, is the transfer agent and registrar for our common shares.

DESCRIPTION OF PREFERRED SHARES

     We are authorized to issue an unlimited number of preferred shares, without par value. As of December 23, 2002, there were no preferred shares outstanding. Preferred shares are issuable in such classes or series as are determined by the board of directors, who have the authority to determine the relative rights and preferences of each such class or series. The board of directors has not designated any class or series of preferred shares.

     The issuance of preferred shares could adversely affect the voting power of holders of our common shares, and the likelihood that preferred holders will receive dividend and liquidation preferences may have the effect of delaying, deferring or preventing a change in control of Golden Star, which could depress the market price of our common shares. Unless otherwise indicated in the prospectus supplement, all preferred shares to be issued from time to time under this prospectus will be fully paid and nonassessable.

     The prospectus supplement relating to the preferred shares offered will contain a description of the specific terms of that series as fixed by our board of directors, including, as applicable:

•	the number of preferred shares offered and the offering price of the preferred shares;

•	the title and stated value of the preferred shares;

•	the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation of such rates, periods or dates applicable to the preferred shares;

•	the date from which dividends on the preferred shares will accumulate, if applicable;

•	the liquidation rights of the preferred shares;

•	the procedures for auction and remarketing, if any, of the preferred shares;

•	the sinking fund provisions, if applicable, for the preferred shares;

•	the redemption provisions, if applicable, for the preferred shares;

•	whether the preferred shares will be convertible into or exchangeable for other securities and, if so, the terms and conditions of the conversion or exchange, including the conversion price or exchange ratio and the conversion or exchange period (or the method of determining the same);

•	whether the preferred shares will have voting rights and the terms of any voting rights, if any;

•	whether the preferred shares will be listed on any securities exchange;

•	whether the preferred shares will be issued with any other securities and, if so, the amount and terms of these securities; and

•	any other specific terms, preferences or rights of, or limitations or restrictions on, the preferred shares.

     The applicable prospectus supplement will also contain a discussion of the material United States federal income tax considerations relevant to the purchase and ownership of the preferred shares offered by the prospectus supplement.

     The transfer agent for each series of preferred shares will be described in the prospectus supplement.

DESCRIPTION OF WARRANTS

     We may issue warrants for the purchase of debt securities, preferred shares, common shares or units consisting of any combination of the foregoing securities. Each series of warrants will be issued under a separate warrant agreement. The applicable prospectus supplement will describe the terms of the warrants offered, including but not limited to the following:

•	the number of warrants offered;

•	the price or prices at which the warrants will be issued;

•	the currency or currencies in which the prices of the warrants may be payable;

•	the securities for which the warrants are exercisable;

•	whether the warrants will be issued with any other securities and, if so, the amount and terms of these securities;

•	the amount of securities purchasable upon exercise of each warrant and the price at which and the currency or currencies in which the securities may be purchased upon such exercise, and the events or conditions under which the amount of securities may be subject to adjustment;

•	the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

•	the circumstances, if any, which will cause the warrants to be deemed to be automatically exercised;

•	any material risk factors relating to such warrants;

•	if applicable, the identity of the warrant agent; and

•	any other terms of such warrants.

     Prior to the exercise of any warrants, holders of such warrants will not have any rights of holders of the securities purchasable upon such exercise, including the right to receive payments of dividends, or the right to vote such underlying securities.

     Prospective purchasers of warrants should be aware that special U.S. federal income tax, accounting and other considerations may be applicable to instruments such as warrants. The applicable prospectus supplement will describe such considerations, to the extent they are material, as they apply generally to purchasers of such warrants.

DESCRIPTION OF CONVERTIBLE DEBT SECURITIES

     This prospectus describes certain general terms and provisions of our convertible debt securities. When we offer to sell a particular series of convertible debt securities, we will describe the specific terms of the series in a supplement to this prospectus.

     The debt securities will be issued under an indenture between us and a duly qualified financial institution, as trustee. Unless otherwise specified in a supplement to this prospectus, the debt securities will be our direct, senior unsecured obligations and will rank equally with all of our other senior unsecured indebtedness. We have summarized select portions of the indenture below. The summary may not contain all the terms that are important to you. You should read the form of the indenture that has been filed as an exhibit to the Registration Statement of which this prospectus is a part. Capitalized terms used in the summary have the meanings specified in the indenture.

General

     The terms of each series of debt securities will be established by or pursuant to a resolution of our board of directors and set forth or determined in the manner provided in an officer’s certificate or by a supplemental indenture. The particular terms of each series of debt securities will be described in a prospectus supplement relating to such series.

     The indenture does not limit the amount of debt securities that we may issue under the indenture. The debt securities may be issued in one or more series with the same or various maturities, at par, at a premium, or at a discount. We will set forth in a prospectus supplement relating to any series of debt securities being offered, the aggregate principal amount, prices and terms of the debt securities. These terms may include:

•	the title of the debt securities;

•	the price or prices (expressed as a percentage of the principal amount) at which we will sell the debt securities;

•	any limit on the aggregate principal amount of the debt securities;

•	the date or dates on which we will pay the principal on the debt securities;

•	the rate or rates (which may be fixed or variable) per annum or the method used to determine the rate or rates (including any commodity, commodity index, stock exchange index or financial index) at which the debt securities will bear interest, the date or dates from which interest will accrue, the date or dates on which interest will commence and be payable and any regular record date for the interest payable on any interest payment date;

•	the place or places where principal, premium and interest payments may be made on the debt securities;

•	the currency or currencies in which the debt securities are issued and payable;

•	the conversion or exchange provisions applicable to the debt securities;

•	any mandatory or optional redemption provisions applicable to the debt securities;

•	any sinking fund or analogous provisions applicable to the debt securities;

•	the denominations in which the debt securities will be issued, if other than denominations of $1,000 and any integral multiple thereof;

•	whether the debt securities will be issued in the form of certificated debt securities or global debt securities;

•	the portion of principal amount of the debt securities payable upon declaration of acceleration of the maturity date, if other than the entire principal amount;

•	any provisions relating to any security provided for the debt securities;

•	any additions or changes to, or deletions from, the events of default, covenants or acceleration provisions applicable to the debt securities;

•	the trustee for the series of debt securities and any depositories, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the debt securities; and

•	any other specific terms of the debt securities, which may modify or delete any provision of the indenture as it applies to that series.

     We may issue debt securities that provide for an amount less than their stated principal amount to be due and payable upon declaration of acceleration of their maturity pursuant to the terms of the indenture.

     If we denominate the purchase price of any of the debt securities in a foreign currency or currencies or a foreign currency unit or units, or if the principal of and any premium and interest on any series of debt securities is payable in a foreign currency or currencies or a foreign currency unit or units, we will provide you with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of debt securities and such foreign currency or currencies or foreign currency unit or units in the applicable prospectus supplement.

     Each debt security will be represented by either one or more global securities registered in the name of The Depository Trust Company, as depositary, or a nominee (we will refer to any debt security represented by a global debt security as a “book-entry debt security”), or a certificate issued in definitive registered form (we will refer to any debt security represented by a certificated security as a “certificated debt security”) as set forth in the applicable prospectus supplement. Except as set forth under the heading “Book-Entry Debt Securities” below, debt securities will not be issuable in certificated form.

Book-Entry Debt Securities

     Each global debt security representing book-entry debt securities will be deposited with, or on behalf of, the depositary, and registered in the name of the depositary or a nominee of the depositary. The depositary has indicated it intends to follow the following procedures with respect to book-entry debt securities.

     Ownership of beneficial interests in book-entry debt securities will be limited to persons that have accounts with the depositary for the related global debt security, which we refer to as participants, or persons that may hold interests through participants. Upon the issuance of a global debt security, the depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal amounts of the book-entry debt securities represented by such global debt security beneficially owned by such participants. The accounts to be credited will be designated by any dealers, underwriters or agents participating in the distribution of the book-entry debt securities. Ownership of book-entry debt securities will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the depositary for the related global debt security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to own, transfer or pledge beneficial interests in book-entry debt securities.

     So long as the depositary for a global debt security, or its nominee, is the registered owner of that global debt security, the depositary or its nominee, as the case may be, will be considered the sole owner or holder of the book-entry debt securities represented by such global debt security for all purposes under the indenture. Except as described below, beneficial owners of book-entry debt securities will not be entitled to have securities registered in their names, will not receive or be entitled to receive physical delivery of a certificate in definitive form representing securities and will not be considered the owners or holders of those securities under the indenture. Accordingly, each person beneficially owning book-entry debt securities must rely on the procedures of the depositary for the related global debt security and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the indenture.

     We understand, however, that under existing industry practice, the depositary will authorize the persons on whose behalf it holds a global debt security to exercise certain rights of holders of debt securities, and the indenture provides that we, the trustee and our respective agents will treat as the holder of a debt security the persons specified in a written statement of the depositary with respect to that global debt security for purposes of obtaining any consents or directions required to be given by holders of the debt securities pursuant to the indenture.

     We will make payments of principal of, and premium and interest on, book-entry debt securities to the depositary or its nominee, as the case may be, as the registered holder of the related global debt security. Golden Star, the trustee and any other agent of ours or agent of the trustee will not have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global debt security or for maintaining, supervising or reviewing any records relating to beneficial ownership interests.

     We expect that the depositary, upon receipt of any payment of principal of, or premium or interest on, a global debt security, will immediately credit participants’ accounts with payments in amounts proportionate to the respective amounts of book-entry debt securities held by each participant as shown on the records of such depositary. We also expect that payments by participants to owners of beneficial interests in book-entry debt securities held through those participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those participants.

     We will issue certificated debt securities in exchange for each global debt security if the depositary is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Exchange Act, and a successor depositary registered as a clearing agency under the Exchange Act is not appointed by us within 90 days. In addition, we may at any time and in our sole discretion determine not to have the book-entry debt securities of any series represented by one or more global debt securities and, in that event, will issue certificated debt securities in exchange for the global debt securities of that series. Global debt securities will also be exchangeable by the holders for certificated debt securities if an event of default with respect to the book-entry debt securities represented by those global debt securities has occurred and is continuing. Any certificated debt securities issued in exchange for a global debt security will be registered in such name or names as the depositary shall instruct the trustee. We expect that such instructions will be based upon directions received by the depositary from participants with respect to ownership of book-entry debt securities relating to such global debt security.

     We have obtained the foregoing information concerning the depositary and the depositary’s book-entry system from sources we believe to be reliable, but we take no responsibility for the accuracy of this information.

Certificated Debt Securities

     Transfer or Exchange of Certificated Debt Securities. You may transfer or exchange certificated debt securities at any office we maintain for this purpose in accordance with the terms of the indenture. No service charge will be made for any transfer or exchange of certificated debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with a transfer or exchange.

     You may effect the transfer of certificated debt securities and the right to receive the principal of, premium and interest on certificated debt securities only by surrendering the certificate representing those certificated debt securities and either reissuance by us or the trustee of the certificate to the new holder or the issuance by us or the trustee of a new certificate to the new holder.

No Protection In the Event of a Change of Control

     Unless we state otherwise in the applicable prospectus supplement, the debt securities will not contain any provisions which may afford holders of the debt securities protection in the event we have a change in control or in the event of a highly leveraged transaction (whether or not such transaction results in a change in control) which could adversely affect holders of debt securities.

Covenants

     We will set forth in the applicable prospectus supplement any restrictive covenants applicable to any issue of debt securities. Unless otherwise provided in the applicable prospectus supplement, the following covenant will apply to all debt securities.

     Consolidation, Merger and Sale of Assets

     We may not, unless the terms of debt securities provide otherwise, consolidate with or merge with or into, or convey, transfer or lease all or substantially all of our properties and assets to, any person, which we refer to as a successor person, unless:

•	we are the surviving corporation, or the surviving entity (if other than Golden Star) or the acquiror of our properties and assets is a corporation organized and validly existing under the laws of any U.S. domestic jurisdiction and expressly assumes our obligations under the debt securities and the indenture;

•	immediately prior to and after giving effect to the transaction, no default or event of default, and no event which, after notice or lapse of time, or both, would become an event of default, shall have occurred and be continuing under the indenture; and

•	certain other conditions are met.

Events of Default

     Unless otherwise provided in the applicable prospectus supplement, the indenture defines an event of default with respect to any series of debt securities, as one or more of the following:

•	default in the payment of any interest upon any debt security of that series when it becomes due and payable, and continuance of that default for a period of 30 days;

•	default in the payment of principal of any debt security of that series when due and payable;

•	an event of default occurs and is continuing, or the failure by us to comply with any of the agreements contained in the debt securities of that series or the indenture (other than a covenant or warranty that has been included in the indenture solely for the benefit of a series of debt securities other than that series), which default continues uncured for a period of 60 days after we receive written notice from the trustee or from the holders of not less than 50% in principal amount of the outstanding debt securities of that series as provided in the indenture;

•	certain events of bankruptcy, insolvency or reorganization of our company; and

•	any other event of default provided with respect to debt securities of that series that is described in the applicable prospectus supplement accompanying this prospectus.

     No event of default with respect to a particular series of debt securities (except as to certain events of bankruptcy, insolvency or reorganization) necessarily constitutes an event of default with respect to any other series of debt securities. The occurrence of an event of default may constitute an event of default under our bank credit agreements in existence from time to time. In addition, the occurrence of certain events of default or an acceleration under the indenture may constitute an event of default under certain of our other indebtedness outstanding from time to time.

     If an event of default with respect to debt securities of any series at the time outstanding occurs and is continuing, then the trustee or the holders of not less than 50% in principal amount of the outstanding debt securities of that series may, by a notice in writing to us (and to the trustee if given by the holders), declare to be due and payable immediately the principal (or, if the debt securities of that series are discount securities, that portion of the principal amount as may be specified in the terms of that series) of and accrued and unpaid interest, if any, on all debt securities of that series. In the case of an event of default resulting from certain events of bankruptcy, insolvency or reorganization, the principal (or such lesser amount) of and accrued and unpaid interest, if any, on all outstanding debt securities will become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder of outstanding debt securities. At any time after a declaration of acceleration with respect to debt securities of any series has been made, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of a majority in principal amount of the outstanding debt securities of that series may rescind the acceleration if all events of default, other than the non-payment of accelerated principal and interest, if any, with respect to debt securities of that series, have been cured or waived as provided in the indenture. We refer you to the prospectus supplement relating to any series of debt securities that are discount securities for the particular provisions relating to acceleration of a portion of the principal amount of such discount securities upon the occurrence of an event of default.

     Subject to certain rights of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series. The indenture provides that the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of outstanding debt securities if the request conflicts with law or the indenture, is unduly prejudicial to the rights of another holder of debt securities of that series, or may involve the trustee in personal liability.

     No holder of any debt security of any series will have any right to institute any proceeding, judicial or otherwise, with respect to the indenture or for the appointment of a receiver or trustee, or for any remedy under the indenture, unless:

•	that holder has previously given to the trustee written notice of a continuing event of default with respect to debt securities of that series; and

•	the holders of at least a majority in principal amount of the outstanding debt securities of that series have made written request, and offered reasonable indemnity, to the trustee to institute the proceeding as trustee, and the trustee has not received from the holders of a majority in principal amount of the outstanding debt securities of that series a direction inconsistent with that request and has failed to institute the proceeding within 60 days.

     Notwithstanding the foregoing, the holder of any debt security’s right to receive payment of the principal of, premium and any interest on that debt security on or after the due dates expressed in that debt security and to institute suit for the enforcement of payment shall not be impaired or affected without the consent of the holder.

     The indenture requires us, within 120 days after the end of our fiscal year, to furnish to the trustee a statement as to compliance with the indenture. The indenture provides that the trustee may withhold notice to the holders of debt securities of any series of any default or event of default (except in payment on any debt securities of that series) with respect to debt securities of that series if it in good faith determines that withholding notice is in the interest of the holders of those debt securities.

Modification and Waiver

     Golden Star and the trustee as to any series of debt securities may modify and amend the indenture with the consent of the holders of at least a majority in principal amount of the outstanding debt securities of each series affected by the modifications or amendments. The holders of at least a majority in principal amount of outstanding debt securities of the series affected may also waive compliance in a particular instance with any provision of the indenture. Nevertheless, in no event may a modification, amendment or waiver, without the consent of the holders of each series of affected debt security then outstanding:

•	reduce the amount of debt securities whose holders must consent to an amendment or waiver;

•	reduce the amount of, or postpone the date fixed for, the payment of a sinking fund or analogous provision;

•	reduce the rate of or extend the time for payment of interest (including default interest) on any debt security;

•	reduce the principal of or premium on or change the fixed maturity of any debt security or waive a redemption payment or alter the redemption provisions with respect thereto;

•	make the principal of or premium or interest on any debt security payable in a currency other than that stated in the debt security;

•	reduce the principal amount of original issue discount securities payable upon acceleration of maturity;

•	make any change to certain provisions of the indenture relating to, among other things, the right of holders of debt securities to receive payment of the principal of, premium and interest on those debt securities and to institute suit for the enforcement of any such payment and to waivers or amendments; or

•	waive a default in the payment of the principal of, premium or interest on any debt security (except a rescission of acceleration of the debt securities of any series by the holders of at least a majority in aggregate principal amount of the then outstanding debt securities of that series and a waiver of the payment default that resulted from such acceleration).

     Subject to the limitations discussed above, the holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all the debt securities of such series waive any existing or past default or event of default under the indenture with respect to that series and its consequences, except a default or event of default in the payment of the principal of, premium or any interest on any debt security of that series or in respect of a covenant or provision which cannot be modified or amended without the consent of the holder of each outstanding debt security of the series affected; provided, however, that the holders of a majority in principal amount of the outstanding debt securities of any series may rescind an acceleration and its consequences, including any related payment default that resulted from the acceleration.

Defeasance of Debt Securities and Certain Covenants in Certain Circumstances

     Legal Defeasance. The indenture provides that, unless otherwise provided by the terms of the applicable series of debt securities, we may be discharged from any and all obligations in respect of the debt securities of any series (except for certain obligations to register the transfer or exchange of debt securities of such series, to replace stolen, lost or mutilated debt securities of such series, and to maintain paying agencies and certain provisions relating to the treatment of funds held by paying agents). We will be so discharged upon the deposit with the trustee, in trust, of money and/or U.S. government obligations or, in the case of debt securities denominated in a single currency other than U.S. dollars, foreign government obligations, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal, premium and interest on and any mandatory sinking fund payments in respect of the debt securities of that series on the stated maturity of those payments in accordance with the terms of the indenture and those debt securities.

     This discharge may occur only if, among other things, we have delivered to the trustee an opinion of counsel to the effect that the holders of the debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit, defeasance and discharge and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge had not occurred.

     Covenant Defeasance. The indenture provides that, unless otherwise provided by the terms of the applicable series of debt securities, upon compliance with certain conditions:

•	we may omit to comply with the covenant described under the heading “Consolidation, Merger and Sale of Assets” and certain other covenants set forth in the indenture, as well as any additional covenants which may be set forth in the applicable prospectus supplement; and

•	any omission to comply with those covenants will not constitute a default or an event of default with respect to the debt securities of that series, or an event of covenant defeasance.

     The conditions include:

•	depositing with the trustee money and/or U.S. government obligations or, in the case of debt securities denominated in a single currency other than U.S. dollars, foreign government obligations, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal of, premium and interest on and any mandatory sinking fund payments in respect of the debt securities of that series on the stated maturity of those payments in accordance with the terms of the indenture and those debt securities; and

•	delivering to the trustee an opinion of counsel to the effect that the holders of the debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit and related covenant defeasance and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit and related covenant defeasance had not occurred.

     Covenant Defeasance and Events of Default. In the event we exercise our option to effect covenant defeasance with respect to any series of debt securities, and the debt securities of that series are declared due and payable because of the occurrence of any event of default, the amount of money and/or U.S. government obligations or foreign government obligations on deposit with the trustee will be sufficient to pay amounts due on the debt securities of that series at the time of their stated maturity but may not be sufficient to pay amounts due on the debt securities of that series at the time of the acceleration resulting from the event of default. However, we shall remain liable for those payments.

     For purposes of this discussion, “foreign government obligations” means, with respect to debt securities of any series that are denominated in a currency other than U.S. dollars:

•	direct obligations of the government that issued or caused to be issued such currency for the payment of which obligations its full faith and credit is pledged which are not callable or redeemable at the option of the issuer thereof; or

•	obligations of a person controlled or supervised by or acting as an agency or instrumentality of that government the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by that government which are not callable or redeemable at the option of the issuer thereof.

Federal Income Tax Consequences and Other Special Considerations

     We will provide you with information on the federal income tax and other special considerations applicable to any of these debt securities in the applicable prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE AMOUNTS

     As we have incurred losses in each of the periods presented below, we had insufficient earnings in each of the past five complete fiscal years to cover fixed charges, by the following amounts (in thousands):

FISCAL YEAR ENDED DECEMBER 31,

1997	1998	1999	2000	2001

$26,584	$22,248	$24,366	$14,881	$20,584

For the nine months ended September 30, 2002, our ratio of earnings to fixed charges was 34:1.

     As of the date of this prospectus, we have not issued any preferred shares.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     Section 124 of the Canada Business Corporations Act provides for the indemnification of our directors and officers. Under these provisions, we may indemnify a director or officer, a former director or officer or another individual who acts or acted at Golden Star’s request as a director or officer, or an individual acting in a similar capacity, of another entity (the “individual”) against all costs, charges, and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved by reason of their association with Golden Star or other entity, if he or she fulfills the following two conditions:

a.	acted honestly and in good faith with a view to the best interests of Golden Star, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at Golden Star’s request; and

b.	in the case of criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.

     We may advance funds to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to above. The individual shall repay the amount advanced if the individual does not fulfill the conditions of sections (a) and (b) above.

     With the approval of a court, we may indemnify an individual, or advance funds, in respect of an action by or on our behalf or by or on behalf of another entity to procure a judgment in its favor to which the individual is made a party because of the individual’s association with Golden Star or other entity against all costs, charges and expenses reasonably incurred by the individual in connection with such action if the individual fulfills the conditions in clauses (a) and (b) above.

     Notwithstanding the foregoing, an individual is entitled to indemnification from Golden Star in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defense of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with us or other entity, if the individual seeking indemnity:

a.	was not judged by the court of other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and

b.	fulfills the conditions set out in clauses (a) and (b) referred to above.

     Effective November 24, 2001 the provisions of the CBCA relating to the indemnification of officers, directors and others were significantly amended. Our bylaws were amended and restated to reflect the changes to the CBCA. In addition, our bylaws provide that we also shall indemnify any such person in such other circumstance as the CBCA or law permits or requires. We have entered into agreements with our directors and officers indemnifying such directors and officers to the extent permitted by the CBCA and our bylaws.

     We maintain a directors’ and officers’ liability insurance policy which insures directors and officers for losses as a result of claims based upon the acts or omissions as directors and officers of us, including liabilities arising under the Securities Act of 1933, and also reimburses us for payments made pursuant to the indemnity provisions under the CBCA.

LEGAL MATTERS

     Field Atkinson Perraton LLP of Calgary, Alberta, Canada, has provided its opinion on the validity of the securities offered by this prospectus.

EXPERTS

     The financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2001 have been audited by PricewaterhouseCoopers LLP, independent auditors, as stated in their report, which is incorporated herein by reference.

     The statements of reserves, production and mineral deposits at Bogoso/Prestea incorporated in this prospectus by reference from our annual report on Form 10-K for the year ended December 31, 2001 have been so included in reliance on the Qualifying Report on the Bogoso/Prestea Project, Ghana of Keith McCandlish, P.Geol., and Alan L. Craven, P.Eng., of Associated Mining Consultants Ltd. dated December 13, 2001 given on their authority as experts in mining engineering and geology.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

     We will pay all expenses in connection with the issuance and distribution of the securities being registered. The following is an itemized statement of these expenses (all amounts are estimated except for the SEC fees):

SEC Registration Fee		$7,529
AMEX Listing Fee*	$
NASD Filing Fee*	$
Blue Sky Fees and Expenses*	$
Legal Fees		$100,000
Accountant’s Fees		$50,000
Trustee and Transfer Agent Fees*	$
Printing and Engraving*	$
Miscellaneous*	$

Total*	$

*	To be supplied in a prospectus supplement.

Item 15. Indemnification of Officers and Directors.

     Section 124 of the Canada Business Corporations Act (“CBCA”) provides for the indemnification of our directors and officers. Under these provisions, we may indemnify a director or officer of Golden Star, a former director or officer of Golden Star or another individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity (the “individual”) against all costs, charges, and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved by reason of their association with our company or other entity, if he fulfills the following two conditions:

a.	acted honestly and in good faith with a view to the best interests of Golden Star, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at our request; and

b.	in the case of criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.

     We may advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to above. The individual shall repay the monies if the individual does not fulfill the conditions of sections (a) and (b) above.

     With the approval of a court, we may indemnify an individual, or advance monies, in respect of an action by or on our behalf or by or on behalf of another entity to procure a judgment in its favor to which the individual is made a party because of the individual’s association with Golden Star or other entity against all costs, charges and expenses reasonably incurred by the individual in connection with such action if the individual fulfills the conditions in clause (a) and (b) above.

     Notwithstanding the foregoing, an individual referred to above is entitled to indemnification from us in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defense of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with us or other entity, if the individual seeking indemnity:

a.	was not judged by the court of other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and

b.	fulfills the conditions set out in clause (a) and (b) referred to above.

     Effective November 24, 2001 the provisions of the CBCA relating to the indemnification of officers, directors and others were significantly amended. Our bylaws were amended and restated to reflect the changes to the CBCA. In addition, our bylaws provide that we also shall indemnify any such person in such other circumstance as the CBCA or law permits or requires. We have entered into agreements with our directors and officers indemnifying such directors and officers to the extent permitted by the CBCA and our bylaws.

     We maintain a directors’ and officers’ liability insurance policy which insures directors and officers for losses as a result of claims based upon the acts or omissions as directors and officers of us, including liabilities arising under the Securities Act of 1933, and also reimburses us for payments made pursuant to the indemnity provisions under the CBCA.

Item 16. Exhibits.

1.1	Form of Underwriting Agreement(1)

1.2	Form of Placement Agent Agreement(1)

4.1	Incorporating Documents of the Company, including: Articles of Arrangement dated May 14, 1992, with Plan of Arrangement attached, with Certificate of Amendment with respect thereto dated May 15, 1992; Certificate of Amendment dated May 15, 1992, with Articles of Amendment; Certificate of Amendment dated March 26, 1993, with Articles of Amendment; Articles of Arrangement dated March 7, 1995, with Plan of Arrangement attached, with Certificate of Amendment with respect thereto dated March 14, 1995; Certificate of Amendment dated July 29, 1996, with Articles of Amendment; and Certificate of Amendment dated July 10, 2002, with Articles of Amendment (all incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed on January 23, 2003)

4.2	Bylaws of the Company, including: Bylaw Number One, amended and restated as of April 3, 2002 (2); Bylaw Number Two, effective May 15, 1992 (incorporated by reference to Exhibit 4.2 to the Company’s Form 8-K filed on January 23, 2003); and Bylaw Number Three, effective May 15, 1992 (incorporated by reference to Exhibit 4.2 to the Company’s Form 8-K filed on January 23, 2003)

4.3	Rights Agreement dated as of April 24, 1996, between the Company and the R-M Trust Company as Rights Agent (incorporated by reference to Exhibit 4.3 to the Company’s Form 8-K filed on January 23, 2003); Amendment to Rights Agreement between the Company and CIBC Mellon Trust Company (formerly, the R-M Trust Company) dated as of June 30, 1999 (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q for the period ended June 30, 1999)

4.4	Form of Specimen Certificate for Common Shares (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-3/A (Reg. No. 333-91666), filed on July 15, 2002)

4.5	Form of Specimen Certificate for Preferred Shares(1)

4.6	Statement of Rights and Preferences of Preferred Shares(1)

4.7	Form of Warrant(1)

4.8	Form of Indenture(2)

5	Opinion on Legality(2)

12	Statement Regarding Ratio of Earnings to Fixed Charges(2)

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Associated Mining Consultants Ltd.

23.3	Consent of Field Atkinson Perraton (see Exhibit 5)(2)

24	Power of Attorney(2)

(1)	To be filed by amendment or by a Current Report on Form 8-K if the registrant enters into any such agreement or issues any such instrument in connection with the offer of any securities registered hereunder.
(2)	Previously filed with the Company's Registration Statement on Form S-3 (Reg. No. 333-102225), filed on December 27, 2002.

Item 17. Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) that, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question, whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d)	The undersigned Registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of that Act.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement No. 333-102225 to be signed on its behalf by the undersigned, thereunto duly authorized, in Littleton, Colorado, on January 23, 2003.

GOLDEN STAR RESOURCES LTD.

By:	/s/ Peter J. Bradford

Peter J. Bradford President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to Registration Statement No. 333-102225 has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

Robert R. Stone* Robert R. Stone		Chairman of the Board of Directors	January 23, 2003

/s/ Peter J. Bradford Peter J. Bradford		President, Chief Executive Officer and Director (Principal Executive Officer)	January 23, 2003

David K. Fagin* David K. Fagin		Director	January 23, 2003

Ian MacGregor* Ian MacGregor		Director	January 23, 2003

James E. Askew* James E. Askew		Director	January 23, 2003

Allan J. Marter* Allan J. Marter		Chief Financial Officer (Principal Financial and Accounting Officer)	January 23, 2003
*By	/s/ Peter J. Bradford Attorney in fact for each of the directors and the officer indicated

EXHIBIT INDEX

Exhibit
No.	Description

1.1	Form of Underwriting Agreement(1)

1.2	Form of Placement Agent Agreement(1)

4.1	Incorporating Documents of the Company, including: Articles of Arrangement dated May 14, 1992, with Plan of Arrangement attached, with Certificate of Amendment with respect thereto dated May 15, 1992; Certificate of Amendment dated May 15, 1992, with Articles of Amendment; Certificate of Amendment dated March 26, 1993, with Articles of Amendment; Articles of Arrangement dated March 7, 1995, with Plan of Arrangement attached, with Certificate of Amendment with respect thereto dated March 14, 1995; Certificate of Amendment dated July 29, 1996, with Articles of Amendment; and Certificate of Amendment dated July 10, 2002, with Articles of Amendment (all incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed on January 23, 2003)

4.2	Bylaws of the Company, including: Bylaw Number One, amended and restated as of April 3, 2002 (2); Bylaw Number Two, effective May 15, 1992 (incorporated by reference to Exhibit 4.2 to the Company’s Form 8-K filed on January 23, 2003); and Bylaw Number Three, effective May 15, 1992 (incorporated by reference to Exhibit 4.2 to the Company’s Form 8-K filed on January 23, 2003)

4.3	Rights Agreement dated as of April 24, 1996, between the Company and the R-M Trust Company as Rights Agent (incorporated by reference to Exhibit 4.3 to the Company’s Form 8-K filed on January 23, 2003); Amendment to Rights Agreement between the Company and CIBC Mellon Trust Company (formerly, the R-M Trust Company) dated as of June 30, 1999 (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q for the period ended June 30, 1999)

4.4	Form of Specimen Certificate for Common Shares (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-3/A (Reg. No. 333-91666), filed on July 15, 2002)

4.5	Form of Specimen Certificate for Preferred Shares(1)

4.6	Statement of Rights and Preferences of Preferred Shares(1)

4.7	Form of Warrant(1)

4.8	Form of Indenture(2)

5	Opinion on Legality(2)

12	Statement Regarding Ratio of Earnings to Fixed Charges(2)

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Associated Mining Consultants Ltd.

23.3	Consent of Field Atkinson Perraton (see Exhibit 5)(2)

24	Power of Attorney(2)

(1)	To be filed by amendment or by a Current Report on Form 8-K if the registrant enters into any such agreement or issues any such instrument in connection with the offer of any securities registered hereunder.
(2)	Previously filed with the Company's Registration Statement on Form S-3 (Reg. No. 333-102225), filed on December 27, 2002.